Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.001.954.809.2263

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES AGREEMENT TO DEVELOP A ONE&ONLY
LUXURY HOTEL IN CAPE TOWN, SOUTH AFRICA

PARADISE ISLAND, The Bahamas, November 14, 2003 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced that it has entered into an agreement with Victoria & Alfred Waterfront (Pty) Limited to develop a new six-star deluxe, luxury hotel in Cape Town, South Africa. This new One&Only hotel is to be located in The Victoria & Alfred Waterfront (“The V&A Waterfront”), which is part of Cape Town’s waterfront and harbor.

Dating back to 1988 and attracting some 22-million visits annually, The V&A Waterfront is Southern Africa’s most popular tourist attraction. Set against the magnificent backdrop of Table Mountain, it is one of the most successful historic dockland renewals in the world. The V&A Waterfront maintains a working harbor alongside offices, hotels, residential units, shopping centers with over 240 specialty stores, restaurants and a wide variety of leisure and entertainment attractions.

Sol Kerzner, Chairman of Kerzner International commented, “We are extremely pleased to be returning to South Africa, the country where it all began for us. Cape Town’s Harbor project has been a tremendous success and we believe we can deliver an incredible new product that will serve as a new attraction for this destination. We have some outstanding plans for this new hotel and look forward to working with the V&A Waterfront in its continuing effort to build tourism in Cape Town. A visit to Cape Town is not complete without including the V&A Waterfront and we are excited to be a part of this story.”

In terms of the agreement, the Company intends to form a joint venture in which it will own a minority interest and develop and operate a new 150-room One&Only luxury hotel on the waterfront within the exclusive V&A Marina Residential area, featuring 550 apartments with over 200 boat moorings. This new One&Only hotel will be positioned at the highest end of the market. The Company expects to enter into a long-term land lease agreement with the V&A Waterfront permitting the development, in conjunction with a local partner, Matemeku Investments, to proceed.

Butch Kerzner, President of Kerzner International commented, “We are excited about coming back to South Africa to do something meaningful for the tourism industry, which has achieved outstanding growth over the last few years, and we are enthusiastic about playing our part in this area of South Africa’s economy. Cape Town is the perfect place for us to develop our first One&Only in South Africa. We will take what we have learned over the past ten years, developing and operating in many international markets, and apply this expertise to create a unique and exciting new luxury hotel. We aim to make the One&Only in Cape Town, Africa’s flagship hotel. Over this past year, we have developed an excellent relationship with Matemeku and we look forward to working with them on this and other opportunities in South Africa.”

Architectural design work for the new hotel has already commenced and construction is expected to start in 2005 and be completed by the end of 2006.

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios, Vice President of Investor Relations at +001.954.809.2263. Media inquires regarding the development of this hotel should be directed to Bruce Hutchison, Regional Director, One&Only Resorts, Southern Africa on +011 (27) 11 285 2511 or +011 (27) 82 800 1744.